As filed with the Securities and Exchange Commission on October 4, 2012.

File No. 812-14003

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 FOR AN

ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT

AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

COHEN & STEERS REAL ASSETS FUND, INC.

and

COHEN & STEERS CAPITAL MANAGEMENT, INC.

Please direct all written or oral communications concerning this Application to:

Michael Doherty, Esq.

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY    10036-8704

(212) 497-3612 (Office)

(646) 728-1578 (Fax)

with copies to:

Tina M. Payne, Esq.

Cohen & Steers Capital Management, Inc.

280 Park Avenue, 10th floor

New York, NY 10017

This Application (including exhibits) consists of 20 pages.     The exhibit index appears on page 16.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF Cohen & Steers Real Assets Fund, Inc. and Cohen & Steers Capital Management, Inc. 280 Park Avenue, 10th floor New York, NY 10017 Investment Company Act of 1940 File No. 811-22621	SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I. INTRODUCTION

Cohen & Steers Real Assets Fund, Inc. (the “Corporation”) and Cohen & Steers Capital Management, Inc. (“Cohen & Steers” or the “Advisor”) (collectively, the “Applicants”) hereby submit this second amended application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of directors of the Corporation (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisors (each, a “Subadvisor”) to manage all or a portion of the assets of the Corporation1 pursuant to an investment subadvisory agreement with a Subadvisor (each, a “Subadvisory Agreement” and together the “Subadvisory Agreements”) and (b) materially amend Subadvisory Agreements with the Subadvisors.2 Applicants also apply for an order of the Commission under Section 6(c) exempting a Corporation from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (3) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Subadvisors).

Applicants are seeking this exemption to enable the Advisor and the Board to obtain for the Corporation the services of one or more Subadvisors believed by the Board and the Advisor to be particularly well-suited to manage all or a portion of the assets of the Corporation pursuant to each Subadvisor’s investment style without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Advisor will evaluate, allocate assets to, and oversee the Subadvisors, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Advisor to make material amendments to Subadvisory Agreements believed by the Advisor and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Corporation may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Advisor and the Board.

II. BACKGROUND

1 Applicants also request relief with respect to any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Advisor, including any entity controlling, controlled by or under common control with the Advisor or its successors (included in the term “Advisor”); (b) uses the manager of managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Corporation, the “Corporations” and each, individually, a “Corporation”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. The term “Board” also includes the board of directors of a future Corporation. If the name of any Corporation contains the name of a Subadvisor (as defined herein), the name of the Advisor that serves as the primary adviser to the Corporation will precede the name of the Subadvisor. For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The requested relief set forth in this Application will not extend to the retention of any subadvisor that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Corporation or the Advisor other than by reason of serving as subadvisor to a Corporation or a Corporation’s wholly-owned subsidiary (each an “Affiliated Subadvisor,” and collectively “Affiliated Subadvisors”). Any affiliated person of a Corporation also would be deemed to be an affiliated person of the Corporation’s wholly-owned subsidiaries for purposes of the relief requested herein.

A. The Corporation

The Corporation is organized as a Maryland corporation and is newly registered under the 1940 Act as an open-end management investment company. The Corporation has its own investment objective, policies and restrictions and is managed by the Advisor and various affiliated and unaffiliated subadvisors. Cohen & Steers Real Assets Fund, Ltd. is a Cayman Islands corporation wholly-owned by the Corporation (the “Subsidiary”).3 The Subsidiary will initially be managed by a Subadvisor, and is expected to provide the Corporation with exposure to commodities within the limits of the federal income tax requirements applicable to the Corporation. Members of the board of directors of the Subsidiary are not identical to the members of the Board of the Corporation. The board of directors of the Subsidiary is currently comprised of three members, two members who are not “interested persons” of the Corporation, the Subsidiary, the Advisor or any Subadvisor within the meaning of Section 2(a)(19) of the 1940 Act, and one member who is an interested person.

B. The Advisor

Cohen & Steers is a corporation organized under the laws of the State of New York. Cohen & Steers is registered, and any other Advisor will be registered, as an investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Cohen & Steers serves as the Advisor of the initial Corporation and Cohen & Steers or another Advisor will serve as investment advisor to any future Corporations. Cohen & Steers’ primary business activity is providing investment management services to the Corporation, as well as providing investment management services to other registered investment companies, individuals, corporations and other organizations through separately managed accounts.

The Corporation has entered into an investment advisory agreement with the Advisor (the “Advisory Agreement”), approved by the Board, including a majority of Independent Directors (as defined below), and the Corporation’s initial sole shareholder. Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Advisor is responsible for the overall management of the Corporation’s business affairs and selecting the Corporation’s investments according to the Corporation’s investment objectives, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Advisor may retain one or more Subadvisors, to be compensated by the Advisor, for the purpose of managing the investment of the assets of the Corporation. The Subsidiary has entered into a separate investment advisory agreement with the Advisor (the “Subsidiary Advisory Agreement”), which has been approved by the board of directors of the Subsidiary, pursuant to which the Advisor is responsible for the overall management of the Subsidiary’s business affairs and selecting the Subsidiary’s investments according to the Subsidiary’s investment objectives, policies, and restrictions. Under the Subsidiary Advisory Agreement, the Advisor may retain one or more Subadvisors, to be compensated by the Advisor, for the purpose of managing the investment of the assets of the Subsidiary.

For the investment advisory services that it provides to the Corporation, the Advisor receives the fee specified in the Advisory Agreement from the Corporation based on the Corporation’s average daily net assets. In the interest of limiting the expenses of the Corporation, the Advisor may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Corporation. In this regard, the Advisor has entered into an expense waiver agreement with the Corporation (the “Expense Waiver Agreement”). Pursuant to the Expense Waiver Agreement, the Advisor agrees to waive or reduce

3 For purposes of this application, the term “Subadvisor” will also apply to any Subadvisors to the Subsidiary or any wholly-owned subsidiary of any future registered open-end management company described in footnote 1 above (included in the term “Subsidiary”. Where appropriate, Subsidiaries are also included in the term “Corporation”.). Applicants also request relief with respect to any Subadvisors who serve as Subadvisors to a Subsidiary.

its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of the Corporation. This limit excludes certain of the Corporation expenses, such as brokerage costs and extraordinary expenses.

The terms of the Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act. The Advisory Agreement was approved by the Board, including a majority of the Directors who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the Corporation or the Advisor (the “Independent Directors”) and was approved by the initial shareholder of the Corporation in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.4

C. The Subadvisors

Consistent with the terms of the Advisory Agreement, the Advisor has selected and entered into separate Subadvisory Agreements with two Subadvisors to provide for the day-to-day management of the assets of the Corporation.5 Under each Subadvisory Agreement, the Advisor will delegate portfolio management discretion to a Subadvisor with respect to all or a portion of the Corporation’s portfolio, subject to the supervision of the Advisor and the Board. Under its Subadvisory Agreement with the Advisor, each Subadvisor will be obligated, among other things, to assist the Advisor in maintaining the Corporation’s compliance with its investment objectives, policies and restrictions as well as applicable provisions of the 1940 Act and other applicable regulations, to maintain documentation required to be retained pursuant to the 1940 Act and/or the Advisers Act relevant to investment management services rendered by the Subadvisor to the Corporation, and to provide periodic reporting to the Board regarding the performance of that portion of the Corporation for which the Subadvisor renders investment management services. The number of Subadvisors employed by the Corporation could change over time.

The Advisor has entered into Subadvisory Agreements with the following Subadvisors with respect to the Corporation:

Investec Asset Management US Ltd.

Gresham Investment Management LLC

Each of these Subadvisory Agreements has been approved by the Board, including by a majority of the Independent Directors, and the initial shareholder of the Corporation in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. Each future Subadvisory Agreement will be approved by the Board, including a majority of the Independent Directors in accordance with Sections 15(a) and 15(c) of the 1940 Act. If the requested relief is granted, approval by the shareholders of the affected Corporation will not be sought or obtained. In addition, the terms of these Subadvisory Agreements comply, and the terms of each other Subadvisory Agreement will comply, fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisor to a Corporation is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act or exempt from such registration.

The Advisor will select Subadvisors based on the Advisor’s evaluation of the Subadvisors’ skills

4 As of the date of the filing of this Application, the Advisor, as the initial shareholder, has invested seed capital money in the Corporation.

5 The Advisor also has entered into subadvisory agreements with the following Affiliated Subadvisors: Cohen & Steers Europe S.A., Cohen & Steers Asia Limited and Cohen & Steers UK Limited. Any subadvisory agreements with Affiliated Subadvisors will remain subject to the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Advisor will engage in an on-going analysis of the continued advisability of retaining these Subadvisors and make recommendations to the Board as needed. The Advisor will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisors, and will make recommendations to the Board as needed.

Subject to approval by the Board and a majority of the Corporation’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Corporation, including, in particular, the selection and supervision of the Subadvisors, will be vested in the Advisor, subject to general oversight and approval by the Board. Thus, the Advisor will supervise the management and investment programs and operations of the Corporation and evaluate the abilities and performance of other asset management firms to identify appropriate Subadvisors for the Corporation’s various strategies. After a Subadvisor is selected, the Advisor will continuously supervise and monitor the Subadvisor’s performance and periodically recommend to the Board which Subadvisors should be retained or released.

The Advisor, under the Advisory Agreement and Subadvisory Agreements, will employ Subadvisors for the Corporation. The Advisor will allocate and, when appropriate, reallocate the Corporation’s assets among Subadvisors. Each Subadvisor will have discretionary authority to invest the Corporation’s assets assigned to it. The Advisor intends to achieve the Corporation’s investment objective by selecting separate Subadvisors to implement distinct strategies for the Corporation, based upon the Advisor’s evaluation of each Subadvisor’s expertise and performance in managing the Corporation’s assets. The Advisor will monitor each Subadvisor for the Corporation for compliance with the Corporation’s specific investment objective, policies and strategies. In addition, the Advisor and/or Affiliated Subadvisors will manage a portion of the assets of the Corporation itself pursuant to the Corporation’s investment strategy.

Under the Manager of Managers Structure, Subadvisor evaluation on both a quantitative and qualitative basis will be an ongoing process. The Advisor periodically will gather and analyze certain performance information regarding the Corporation. If the Corporation underperforms relevant indices or its peer group over time, or if the Advisor has other concerns about the Corporation or its Subadvisor (such as a departure from the Corporation’s disclosed investment style, a change in management of the Subadvisor, or concerns about compliance and operational capabilities), the Advisor will assess the continued ability of the Subadvisor to meet the Corporation’s investment objective. The Advisor will monitor possible replacement Subadvisors for the Corporation so that any transition can be recommended to the Board and, if approved, effected on a timely basis, should a Subadvisor change be warranted. Absent exemptive relief, however, replacing a Subadvisor would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Corporation will not rely on the requested order if the operation of the Corporation in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.6 The Corporation’s prospectus currently contains, and will at all times contain, the disclosure required by condition 2 set out in Section V below.

6 A Corporation will be required to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. If a Corporation obtains shareholder approval of the Manager of Managers Structure prior to the requested order being granted, the Corporation’s prospectus will disclose at all times following that approval the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below. If a Corporation’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Corporation has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application, the Corporation will obtain shareholder approval before relying on the order.

For the investment advisory services they provide to the Corporation, each Subadvisor will receive monthly fees from the Advisor, calculated at an annual rate based on the average daily net assets of the Corporation managed by that Subadvisor. Currently, the Advisor anticipates that the Subadvisors to the Corporations will be compensated by the Advisor out of the advisory fees the Advisor receives from the Corporation.7 Each Subadvisor will bear its own expenses of providing subadvisory services to the Corporation.

III.	APPLICABLE LAW

A.	Shareholder Voting

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:

7 To the extent a future Corporation pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Corporation will be required to be approved by the shareholders of that Corporation.

“Investment adviser” of an investment company means (A) any person . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisors are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between an Advisor and each Subadvisor are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, a Corporation: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadvisor; and (b) would be prohibited from continuing the employment of an existing Subadvisor whose contract had been assigned as a result of a change in “control,” unless the Advisor and the Corporation were to incur the costs of convening a special meeting of a Corporation’s shareholders to approve the Subadvisor’s selection and/or the change in the Subadvisory Agreement.

B.	Disclosure of Subadvisor Fees

The following provisions of the federal securities laws and rules thereunder have the effect of requiring the Corporation to disclose the fees paid by a Corporation to an Advisor and, if any, each of the Subadvisors:

1.        Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Corporation set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Corporation, including the total dollar amounts paid to each adviser by the Corporation for the last three fiscal years.

2.        Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Corporation to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Subadvisory Agreement, the fees paid to the Subadvisors and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Advisor and Subadvisors.

More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Corporation to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).

3.        Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Corporation because it is a registered investment company under the 1940 Act, may be deemed to require the Corporation’s financial statements to contain information concerning fees paid to the Subadvisors by an Advisor, the nature of the Subadvisors’ affiliations, if any, with the Advisor and the name of any Subadvisor accounting for 5% or more of the aggregate fees paid to the Subadvisors.

C.	General Exemptive Authority Under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any provisions of [the 1940 Act] . . . or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of [the 1940 Act].

IV.	REQUEST FOR EXEMPTIVE RELIEF

A.	Exemptions Requested

1.	Shareholder Voting Requirements

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require an Advisor and the Corporation to submit Subadvisory Agreements to the Corporation’s shareholders for approval prior to selecting a Subadvisor or materially amending a Subadvisory Agreement.

2.	Disclosure of Subadvisors’ Fees

Applicants further request, with respect to the disclosure of each Subadvisor’s fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in the Corporation’s registration statement, proxy statements, and financial statements required under Regulation S-X the “Aggregate Fee Disclosure,” as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Subadvisor’s fees:

a.         Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Corporation’s net assets) in the Corporation’s registration statement only the Aggregate Fee Disclosure. For a Corporation, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Advisor and any Affiliated Subadvisors;

and (ii) aggregate fees paid to Subadvisors other than Affiliated Subadvisors. The Aggregate Fee Disclosure for a Corporation also will include separate disclosure of any subadvisory fees paid to any Affiliated Subadvisor.

b.        Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent necessary to permit Applicants to disclose in the Corporation’s proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.

c.        Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b) and (c), to the extent necessary to permit the Corporation’s financial statements to contain only the Aggregate Fee Disclosure.

For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

B.	Shareholder Voting Requirements

Applicants seek an exemption to permit the Corporation and an Advisor to enter into and materially amend Subadvisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Applicants believe this relief should be granted because: (1) the Advisor either operates or intends to operate a Corporation in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders’ interests are adequately protected through Board oversight.

The investment advisory arrangements for a Corporation will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Corporation, the Advisor, in addition to making investment decisions regarding the Corporation’s asset allocation strategy, will select, supervise and evaluate one or more Subadvisors to make the day-to-day investment decisions for the investment portfolio of the Corporation (or portion thereof) in accordance with the investment program established for the Corporation by the Advisor. This is a service that the Advisor believes will add value to the investments of a Corporation’s shareholders because the Advisor will be able to select those Subadvisors who have distinguished themselves through successful performance in the market sectors in which the Corporation invests.

A Corporation will hold itself out as an investment vehicle whereby investors look to the Advisor as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisors. The Advisor will select those Subadvisors that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisors will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Subadvisor will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.8

8 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the shareholder, the role of the Subadvisors with respect to a Corporation will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Subadvisors are concerned principally with the selection of portfolio investments in accordance with a Corporation’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Corporation. Shareholders will rely on the Advisor’s expertise to select one or more Subadvisors best suited to achieve the Corporation’s investment objectives. Shareholders will look to the Advisor when they have questions or concerns about the Corporation’s management or about the Corporation’s investment performance. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Corporation’s shareholders should be required to approve the Subadvisors’ relationships with the Corporation, any more than shareholders of a traditional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable a Corporation to act immediately upon the Advisor’s recommendations with respect to the Subadvisors by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a Corporation rely on the Advisor to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the Corporation.

If the requested relief is not granted, when a new Subadvisor is retained by a Corporation, the Corporation’s shareholders would be required to approve the Subadvisory Agreement with that Subadvisor. Similarly, if an existing Subadvisory Agreement of a Subadvisor is amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Corporation would be required. In addition, the Corporation would be prohibited from continuing to retain an existing Subadvisor whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadvisor unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Corporation to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Corporation. This process is time-intensive, costly and slow and, in the case of a poorly performing Subadvisor or one whose management team has left, potentially harmful to the Corporation and its shareholders.

The ongoing consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Subadvisors. Under Section 15(a) of the 1940 Act, these consolidation transactions may trigger the automatic termination provision of any subadvisory agreements that such advisers have with respect to an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring the Advisor and the Corporation to obtain immediate and costly shareholder approval for every change in control of a Subadvisor would be unreasonably burdensome. In all of these cases, shareholder approval would require the Corporation to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Corporation.

A Corporation’s shareholders will be able to exercise control over their relationships with the Advisor, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. No Corporation will rely on the order requested in this Application unless: (i) the operation of the Corporation in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Corporation that has not yet commenced operations, by its initial sole shareholder; and (ii) the nature of the Corporation’s investment management and investment advisory arrangements is fully disclosed in the Corporation’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having a Corporation’s investment management and investment advisory arrangements.

Primary responsibility for management of a Corporation, including the selection and supervision of Subadvisors, is vested in the Advisor, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisors in the Advisor in light of the management structure of the Corporation and shareholders’ expectation that the Advisor will utilize its expertise and select the most able Subadvisors.

Under the requested order, the selection of each Subadvisor by the Advisor will continue to be subject to the scrutiny of the Board. One of the conditions set forth below specifically requires that Independent Directors constitute a majority of the Board. The Board, including the Independent Directors, will consider and vote on each proposed Subadvisory Agreement and any material amendment to an existing Subadvisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Corporation’s shareholders.

Prospective shareholders will be provided with adequate information about each Subadvisor. The prospectus and SAI for a Corporation will disclose information concerning the identity and qualifications of the Subadvisors in full compliance with Form N-1A (modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Subadvisor is retained, or a Subadvisory Agreement is materially amended, a Corporation’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, if a new Subadvisor is retained in reliance on the requested order, the affected Corporation will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadvisor is hired for any Corporation, that Corporation will send its shareholders either a Multi-manager Notice9 or a Multi-manager Notice and Multi-manager Information Statement10; and (b) the Corporation will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering

9 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Corporation.

10 A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

into or amending Subadvisory Agreements.

The contemplated arrangements are consistent with the protection of investors because they permit the Corporation to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of the Corporation, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Subadvisors is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Disclosure of Subadvisor Fees

Applicants seek an exemption to permit a Corporation to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that the relief should be granted because the Advisor will operate a Corporation under a Manager of Managers Structure; consequently, disclosure of the individual fees that the Advisor pays to possibly multiple Subadvisors of the Corporation would not serve any meaningful purpose.

The advisory fee that will be paid by the Advisor to the Subadvisors will be negotiated by the Advisor acting as investment adviser to a Corporation, with the expectation that the Advisor will seek to negotiate the lowest appropriate advisory fee to the Subadvisors. The Advisor’s ability to negotiate with the various Subadvisors would be adversely affected by public disclosure of fees paid to each Subadvisor. If the Advisor is not required to disclose the Subadvisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Subadvisor’s “posted” amounts, the benefits of which are likely to be passed onto shareholders. Moreover, if one Subadvisor is aware of the advisory fee paid to another Subadvisor, the Subadvisor is unlikely to decrease its advisory fee below that amount. The non-disclosure of Subadvisors’ fees is in the best interest of a Corporation and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid to individual Subadvisors would also lessen a Corporation’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Subadvisor fees is an important element of this structure and a Corporation’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Subadvisor fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Corporation, the shareholders will have chosen to employ the Advisor and to rely upon its expertise in monitoring the Subadvisors, recommending the Subadvisors’ selection and termination (if necessary), and negotiating the compensation of the Subadvisors. There are no policy reasons that require shareholders of such funds to be told the individual subadviser’s fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.11

A Corporation’s prospectus will disclose the advisory fee paid to the Advisor from a Corporation’s assets, out of which the Advisor will compensate the Subadvisors. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to the Advisor by a Corporation will not be increased without the approval of the shareholders of the Corporation.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants’ request for relief from the potential higher Subadvisory fees that would result from the public disclosure of each Subadvisor’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.	Precedents for Relief

The relief requested in this Application is similar to the relief granted in Curian Capital, LLC, ICA Release Nos. 29794 (September 19, 2011) (notice) and 29836 (October 17, 2011); Investment Managers Series Trust, ICA Release Nos. 29787 (September 13, 2011) and 29833 (October 12, 2011); Sterling Capital Corporations, et al., ICA Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Simple Alternatives, LLC , et al .; ICA Release Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order); and Highland Capital Management, L.P. , et al .; ICA Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order).

E.	Commission Proposed Rule

Applicants agree that the requested order will expire on the effective date of any Commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested order.

V.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.            Before a Corporation may rely on the requested order, the operation of the Corporation in the manner described in the Application will be approved by a majority of the Corporation’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Corporation whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Corporation to the public.

11 Under the Commission’s disclosure requirements applicable to fund portfolio managers (see Investment Company Act Release No. 26533 (Aug. 23, 2004)) a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that each Corporation’s SAI describes, and will continue to describe, the structure and method used to determine the compensation received by a portfolio manager employed by a Subadvisor. In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI describes, and will continue to describe, the structure of, and method used to determine, the compensation received by a Subadvisor.

2.        Each Corporation relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Corporation will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

3.        Corporations will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of the new Subadvisor pursuant to the Modified Notice and Access Procedures.

4.        The Advisor will not enter into a subadvisory agreement with any Affiliated Subadvisor without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Corporation.

5.        At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.        Whenever a subadviser change is proposed for a Corporation with an Affiliated Subadvisor, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Corporation and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage.

7.        Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.        The Advisor will provide general management services to each Corporation, including overall supervisory responsibility for the general management and investment of each Corporation’s assets, and, subject to review and approval of the Board, will: (a) set each Corporation’s overall investment strategies; (b) evaluate, select and recommend Subadvisors to manage all or a part of each Corporation’s assets; (c) allocate and, when appropriate, reallocate each Corporation’s assets among one or more Subadvisors; (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with each Corporation’s investment objective, policies and restrictions.

9.        No Director or officer of a Corporation, or director, manager or officer of the Advisor, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadvisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadvisor or an entity that controls, is controlled by or is under common control with a Subadvisor.

10.        Each Corporation will disclose in its registration statement the Aggregate Fee Disclosure.

11.        In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

12.         For any Corporation that pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Corporation will be required to be approved by the shareholders of that Corporation.

13.         Whenever a subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

14.         Each Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Corporation basis. The information will reflect the impact on profitability of the hiring or termination of any subadvisor during the applicable quarter.

VI.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Cohen & Steers Real Assets Fund, Inc.

280 Park Avenue, 10th floor

New York, NY     10017

Cohen & Steers Capital Management, Inc.

280 Park Avenue, 10th floor

New York, NY     10017

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Michael Doherty, Esq.

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036-8704

(212) 497-3612 (Office)

(646) 728-1578 (Fax)

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Directors of the Corporation and the management of Cohen & Steers have each adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Corporation’s and Cohen & Steers’ resolutions authorizing the filing of the Application are attached hereto as Exhibits A and B. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits C and D.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

COHEN & STEERS REAL ASSETS FUND, INC.	COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:/s/ Adam Derechin	By: /s/ Adam Derechin
Name: Adam Derechin	Name: Adam Derechin
Title: President and CEO	Title: EVP, Chief Operating Officer

EXHIBIT INDEX

Document	Designation

Certification of Corporation Pursuant to Rule 0-2(c)(1)	Exhibit A

Certification of Advisor Pursuant to Rule 0-2(c)(1)	Exhibit B

Verification of Corporation Pursuant to Rule 0-2(d)	Exhibit C

Verification of Advisor Pursuant to Rule 0-2(d)	Exhibit D

EXHIBIT A – CERTIFICATION OF CORPORATION PURSUANT TO RULE 0-2(c)(1)

COHEN & STEERS REAL ASSETS FUND, INC.

I, Tina M. Payne, do hereby certify that I am the duly elected Assistant Secretary of Cohen & Steers Real Assets Fund, Inc. (the “Corporation”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Corporation’s Articles and By-Laws have been taken and the person signing and filing the Application on behalf of the Corporation is fully authorized to do so; and that the Board of Directors of the Corporation adopted the following resolution at meetings duly called and held on December 13-14, 2011 and January 10, 2012, in accordance with the By-Laws of the Corporation:

RESOLVED, that the appropriate officers of the Corporation be, and hereby are, authorized to file on behalf of the Corporation an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Corporation and Cohen & Steers Capital Management, Inc. (“Advisor”) from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Corporation’s Board of Directors, to appoint new subadvisers to a Corporation for which the Advisor serves as investment adviser and to make material changes to the subadvisory agreements with subadvisers to the Corporation without obtaining shareholder approval of the applicable Corporation; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to subadviser compensation.

Dated:     January 30, 2012

COHEN & STEERS REAL ASSETS FUND, INC.

By:	/s/ Tina M. Payne
Name: Tina M. Payne
Title: Assistant Secretary

EXHIBIT B – CERTIFICATION OF ADVISOR PURSUANT TO RULE 0-2(c)(1)

COHEN & STEERS CAPITAL MANAGEMENT, INC.

I, Salvatore Rappa, do hereby certify that I am the duly elected Secretary of Cohen & Steers Capital Management, Inc. (the “Advisor”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Advisor’s organizational documents have been taken and the person signing and filing the Application on behalf of the Corporation is fully authorized to do so; and that the Advisor has adopted the following resolution on January 13, 2012 in accordance with its organizational documents:

RESOLVED, that that the appropriate officers of the Advisor be, and hereby are, authorized to file on behalf of the Advisor an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Cohen & Steers Real Assets Fund, Inc. (the “Corporation”) and the Advisor from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Corporation’s Board of Directors, to appoint new subadvisers to a Corporation for which the Advisor serves as investment adviser and to make material changes to the subadvisory agreements with subadvisers to the Corporation without obtaining shareholder approval of the applicable Corporation; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated:     January 13, 2012

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ Salvatore Rappa
Name: Salvatore Rappa
Title: Secretary

EXHIBIT C – VERIFICATION OF CORPORATION PURSUANT TO RULE O-2(d)

COHEN & STEERS REAL ASSETS FUND, INC.

The undersigned states that he has duly executed the attached application dated October 4, 2012, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Cohen & Steers Real Assets Fund, Inc. (the “Corporation”); that he is the Chief Executive Officer and President of the Corporation and is authorized to sign the Application on behalf of the Corporation; and that all action by shareholders and the Corporation’s Board of Directors necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated:     October 4, 2012

By:	/s/ Adam Derechin
Name: Adam Derechin
Title: CEO and President

EXHIBIT D – VERIFICATION OF ADVISOR PURSUANT TO RULE O-2(d)

COHEN & STEERS CAPITAL MANAGEMENT, INC.

The undersigned states that he has duly executed the attached application dated October 4, 2012, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Cohen & Steers Square Capital Management, Inc. (“Advisor”); that he is Executive Vice President and Chief Operating Officer of the Advisor and is authorized to sign the Application on behalf of the Advisor; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated:     October 4, 2012

By:	/s/ Adam Derechin
Name: Adam Derechin
Title: EVP, Chief Operating Officer